UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 1 August 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                     Highlights - AIB Group interim results 2006

Basic earnings per share                                        EUR              121.2c
less profit from Ark Life(1)                                    EUR              (18.2c)
less profit on Bankcentre(2)                                    EUR              (11.0c)
adjust for hedge volatility(3) under IFRS                       EUR              1.7c
Adjusted basic earnings per share                               EUR              93.7c up 29%(4)


                   Divisional pre-tax profit performance (5)

                             - AIB Bank ROI up 19%

                            - Capital Markets up 58%

                    or 45% on an operating profit (6) basis

                              - AIB Bank UK up 18%

                                - Poland up 62%

                           - M&T contribution up 11%

                             Income / cost gap +6%

                      Cost income ratio down 2.7% to 52.4%

                Exceptionally high credit provision write-backs

                             Return on equity 30.4%

                           Tier 1 capital ratio 8.0%

                     Interim dividend of EUR 25.3c, up 10%

AIB Group Chief Executive Eugene Sheehy said:

'The very strong results for the first six months of 2006 reflect buoyant well-spread growth in all our markets and the development of high quality franchises. This performance was achieved thanks to the outstanding commitment and dedication of our people throughout the group. While exceptionally good asset quality complemented the first half results, the strong operating performance and customer demand underpins confidence in the future growth and resilience of our business.'

(1) Includes the profit from Ark Life discontinued operation (EUR 132 million after tax) and the profit on the transfer of the management of certain investment contracts to Aviva as part of the Ark disposal (EUR 26 million after tax).

(2) Includes profit on the new Bankcentre development (EUR 29 million after tax) and part of the profit on the disposal of the existing Bankcentre (EUR 67 million after tax).

(3) The impact of interest rate hedge volatility (derivative ineffectiveness and volatility) under IFRS was a decrease of EUR19 million to profit before taxation for the half-year (EUR 15 million after tax).

(4) A 29% increase compared with EUR 72.4c for the half-year to June 2005, which includes the earnings in 2005 from Ark Life which is now a discontinued operation.

(5) Excluding the impact of exchange rate movements on the translation of foreign locations' profit.

(6) Operating profit excludes the EUR 26 million profit on the transfer of the management of certain investment contracts to Aviva as part of the disposal of Ark Life.

Results for the half-year ended 30 June 2005 have been restated to represent the results of Ark Life as a discontinued operation (note 2).



Dividend

The Board has declared an interim dividend of EUR 25.3c per share, an increase of 10% on the half-year ended 30 June 2005. The dividend will be paid on 26 September 2006 to shareholders on the Company's register of members at the close of business on 11 August 2006.

For further information please contact:


John O'Donnell                         Alan Kelly                                 Catherine Burke
Group Finance Director                 General Manager,Group Finance              Head of Corporate Relations
Bankcentre                             Bankcentre                                 Bankcentre
Dublin                                 Dublin                                     Dublin
353-1-660-0311                         353-1-660-0311                             353-1-660-0311
Ext. 14412                             Ext. 12162                                 Ext. 13894

This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations

Forward-looking statements

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the ' forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit and other risks of lending and investment activities, competitive and regulatory factors and technology change. Any 'forward-looking' statements made by or on behalf of the Group speak only as of the date they are made.



Financial highlights (unaudited)

for the half-year ended 30 June 2006


                                                                        Half-year        Half-year         Year
                                                                          30 June          30 June  31 December
                                                                             2006             2005         2005
                                                                            EUR m            EUR m        EUR m


Results
Total operating income                                                      2,078            1,764        3,647
Operating profit                                                              978              750        1,493
Profit before taxation - continuing operations                              1,214              825        1,706
Profit attributable to equity holders of the parent                         1,089              661        1,343


Per EUR 0.32 ordinary share
Earnings - basic (note 12a)                                                121.2c            72.3c       151.0c
Earnings - diluted (note 12b)                                              120.1c            71.7c       149.8c
Dividend                                                                    25.3c            23.0c        65.3c
Dividend payout                                                               21%              32%          44%
Net assets                                                                   851c             770c         773c


Performance measures
Return on average total assets                                              1.67%            1.23%        1.20%
Return on average ordinary shareholders' equity                             30.4%            20.1%        20.6%


Balance sheet
Total assets                                                              144,073          115,937      133,214
Ordinary shareholders' equity                                               7,413            6,636        6,672
Loans etc                                                                 105,594           78,214       92,361
Deposits etc                                                              123,349           93,646      109,520


Capital ratios
Tier 1 capital                                                               8.0%             7.7%         7.2%
Total capital                                                               11.1%            11.0%        10.7%
                                                                                     Allied Irish Banks, p.l.c.
                                                                                           Group Headquarters &
                                                                                              Registered Office
                                                                                        Bankcentre, Ballsbridge
                                                                                              Dublin 4, Ireland
                                                                                         Telephone (01) 6600311
                                                                                        Registered number 24173

Results for the half-year ended 30 June 2005 have been restated to represent the results of Ark Life as a discontinued operation (note 2).

Consolidated interim income statement (unaudited)

for the half-year ended 30 June 2006

                                                                                  Half-year   Half-year        Year
                                                                                    30 June     30 June 31 December
                                                                                       2006        2005        2005
                                                                           Notes      EUR m       EUR m       EUR m

Interest and similar income                                                    4      3,130       2,421       5,151
Interest expense and similar charges                                           5      1,701       1,195       2,621

Net interest income                                                                   1,429       1,226       2,530
Dividend income                                                                          19          15          17
Fee and commission income                                                               598         513       1,061
Fee and commission expense                                                             (76)        (70)       (145)
Trading income                                                                 6         79          43         112
Other operating income                                                         7         29          37          72
Other income                                                                            649         538       1,117

Total operating income                                                                2,078       1,764       3,647
Administrative expenses                                                        8      1,018         907       1,881
Depreciation of property, plant and equipment                                            43          42          83
Amortisation/impairment of intangible assets and goodwill                                27          23          47
Total operating expenses                                                              1,088         972       2,011

Operating profit before provisions                                                      990         792       1,636
Provisions for impairment of loans and receivables                            16         12          46         115
Provisions for liabilities and commitments                                                -         (5)          20
Amounts written off financial investments                                                 -           1           8

Operating profit                                                                        978         750       1,493
Share of results of associated undertakings                                              86          70         149
Profit on disposal of property                                                 9         90           5          14
Construction contract income                                                  10         34           -          45
Profit on disposal of businesses                                                         26           -           5

Profit before taxation - continuing operations                                        1,214         825       1,706
Income tax expense - continuing operations                                    11        221         167         319

Profit after taxation - continuing operations                                           993         658       1,387
Discontinued operation, net of taxation                                        2        132          24          46

Profit for the period                                                                 1,125         682       1,433

Attributable to:
                Equity holders of the parent                                          1,089         661       1,343
                Minority interests in subsidiaries                                       36          21          90
                                                                                      1,125         682       1,433

Basic earnings per share - continuing operations                                     105.9c       69.4c      145.7c
Basic earnings per share - discontinued operations                                    15.3c        2.9c        5.3c

Total                                                                      12(a)     121.2c       72.3c      151.0c

Diluted earnings per share - continuing operations                                   105.0c       68.9c      144.6c
Diluted earnings per share - discontinued operations                                  15.1c        2.8c        5.2c

Total                                                                      12(b)     120.1c       71.7c      149.8c


Results for the half-year ended 30 June 2005 have been restated to represent the results of Ark Life as a discontinued operation (note 2).

Consolidated interim balance sheet (unaudited)

30 June 2006


                                                                                30 June     31 December          30 June
                                                                                   2006            2005             2005
                                                           Notes                  EUR m           EUR m            EUR m

Assets
Cash and balances at central banks                                                  618             742              666
Treasury bills and other eligible bills                                             129             201                -
Items in course of collection                                                       927             402              695
Trading portfolio financial assets                         14                    10,820          10,113            9,502
Financial assets designated at fair value through profit or loss                      -               -            2,197
Derivative financial instruments                           22                     2,239           2,439            2,604
Loans and receivables to banks                                                    9,932           7,129            3,543
Loans and receivables to customers                         15                    95,662          85,232           74,671
Financial investments available for sale                   18                    18,664          16,864           16,487
Interests in associated undertakings                                              1,846           1,656            1,629
Intangible assets and goodwill                                                      516             517              518
Property, plant and equipment                                                       625             706              736
Other assets                                                                      1,005             778            1,726
Current taxation                                                                      8              18                -
Deferred taxation                                                                   224             253              197
Prepayments and accrued income                                                      807             801              766
Disposal group and assets classified as held for sale                                51           5,363                -

Total assets                                                                    144,073         133,214          115,937

Liabilities
Deposits by banks                                                                34,318          29,329           22,321
Customer accounts                                          19                    66,564          62,580           55,046
Trading portfolio financial liabilities                                             255             240              203
Derivative financial instruments                           22                     1,992           1,967            2,084
Investment and insurance contract liabilities                                         -               -            4,351
Debt securities in issue                                                         22,467          17,611           16,279
Current taxation                                                                    242             133              225
Other liabilities                                                                 2,590           1,599            2,207
Accruals and deferred income                                                      1,020           1,092              792
Retirement benefit liabilities                                                      644           1,227            1,061
Provisions for liabilities and commitments                                          133             140              110
Deferred taxation                                                                     9              32               41
Subordinated liabilities and other capital instruments     20                     4,693           3,756            2,853
Disposal group classified as held for sale                                            -           5,091                -

Total liabilities                                                               134,927         124,797          107,573

Shareholders' equity
Share capital                                                                       294             294              294
Share premium account                                                             1,693           1,693            1,693
Other equity interests                                                              497             497              497
Reserves                                                                            519           1,152            1,451
Profit and loss account                                                           4,907           3,533            3,198
Shareholders' equity                                                              7,910           7,169            7,133
Minority interests                                                                1,236           1,248            1,231

Total shareholders' equity including minority interests                           9,146           8,417            8,364

Total liabilities, shareholders' equity and minority interests                  144,073         133,214          115,937


Results for the half-year ended 30 June 2005 have been restated to represent the results of Ark Life as a discontinued operation (note 2).

Condensed interim statement of cash flows (unaudited)

For the half-year ended 30 June 2006
                                                                               Half-year  Half-year                Year
                                                                                 30 June    30 June         31 December
                                                                                    2006       2005                2005
Consolidated statement of cash flows                                               EUR m      EUR m               EUR m

Net cash flows from operating activities                                           4,731      1,594               4,513

Investing activities
Net increase in financial investments                                            (2,041)        (9)               (264)
Additions to property plant and equipment and intangible assets                     (94)       (50)               (136)
Disposal of property plant and equipment                                             142         11                  89
Investment in associated undertaking                                                   -          -                 (3)
Disposal of associated undertakings                                                    3          -                   4
Disposal of investment in businesses                                                 186          -                   7
Dividends received from associated undertakings                                       29         18                  41

Cash flows from investing activities                                             (1,775)       (30)               (262)

Financing activities
Issue of ordinary share capital                                                       35         37                  47
Redemption of subordinated liabilities                                                 -      (441)               (630)
Issue of new subordinated liabilities                                              1,004        718               1,813
Interest paid on subordinated liabilities                                           (70)       (26)                (90)
Equity dividends paid                                                              (368)      (333)               (532)
Dividends on other equity interests                                                 (38)       (38)                (38)
Dividends paid to minority interests                                                (35)        (1)                (14)

Cash flows from financing activities                                                 528       (84)                 556

Net increase in cash and cash equivalents                                          3,484      1,480               4,807

Analysis of changes in cash
At beginning of period                                                             7,670      2,056               2,773
Net cash inflow before the effect of exchange translation                          3,484      1,480               4,807
adjustments
Effect of exchange translation adjustments                                         (180)         81                  90

At end of period                                                                  10,974      3,617               7,670

Results for the half-year ended 30 June 2005 have been restated to represent the results of Ark Life as a discontinued operation (note 2).

Consolidated interim statement of recognised income and expense (unaudited)
                                                                               Half-year    Half-year               Year
                                                                                 30 June      30 June        31 December
                                                                                    2006         2005               2005
                                                                                   EUR m        EUR m              EUR m

Foreign exchange translation differences                                           (168)          252                287
Net change in cash flow hedges, net of tax                                         (259)          120               (76)
Net change in fair value of available for sale securities, net of                  (136)          104                (6)
tax
Net actuarial gains and losses in retirement benefit schemes, net                    492        (157)              (285)
of tax

Income and expense recognised directly in equity                                    (71)          319               (80)
Profit for the period                                                              1,125          682              1,433

Total recognised income and expense for the period                                 1,054        1,001              1,353

Attributable to:
                Equity holders of the parent                                       1,018          980              1,263
                Minority interests in subsidiaries                                    36           21                 90

Total recognised income and expense for the period                                 1,054        1,001              1,353



Condensed consolidated interim reconciliation of movements in shareholders'
equity (unaudited)
                                                                                Half-year    Half-year              Year
                                                                                  30 June      30 June       31 December
                                                                                     2006         2005              2005
                                                                                    EUR m        EUR m             EUR m

Profit attributable to equity holders of the parent                                 1,089          661             1,343
Transition adjustment at 1 January 2005 arising from                                    -          545               545
IAS 32, IAS 39 and IFRS 4
Dividends on ordinary shares                                                        (368)        (333)             (532)
Dividends on other equity interests                                                  (38)         (38)              (38)
Share based payments                                                                   17            5                16
Actuarial gain/(loss) recognised in retirement benefit schemes                        488        (154)             (285)
Actuarial gain/(loss) recognised in associated undertaking                              4          (3)                 -

Other recognised (losses)/gains relating to the period                              (559)          470               198
Other recognised (losses)/gains in associated undertaking                            (35)            6              (65)
Other ordinary shares issued                                                           60           56                66
Net movement in own shares                                                             83          (9)               (6)

Net additions to shareholders' equity                                                 741        1,206             1,242
Opening shareholders' equity                                                        7,169        5,927             5,927

Closing shareholders' equity                                                        7,910        7,133             7,169

Shareholders' equity:
                Ordinary shareholders' equity                                       7,413        6,636             6,672
                Other equity interests                                                497          497               497
                                                                                    7,910        7,133             7,169



Commentary on results

Earnings per share

Adjusted earnings per share of EUR 93.7c (see note 13) was up 29% compared to EUR 72.4c for the half-year to June 2005,which includes the earnings in 2005 from Ark Life which is now a discontinued operation.

Rates of Exchange

The following table shows the average accounting rates and average effective rates for both periods. The average effective rates include the impact of currency hedging activities.


                                                         Average          Average           Average          Average
                                                accounting rates accounting rates   effective rates  effective rates
                                                       half-year        half-year         half-year        half-year
                                                       June 2006        June 2005         June 2006        June 2005

US dollar                                                   1.23             1.29              1.20             1.32
Sterling                                                    0.69             0.69              0.69             0.70
Polish zloty                                                3.90             4.08              3.86             4.08

Basis of preparation

The results for the half-year ended 30 June 2005 have been restated to represent the results of Ark Life as a discontinued operation. The following commentary is on a continuing operations basis. The growth percentages are shown on an underlying basis, adjusted for the impact of exchange rate movements on the translation of foreign locations' profit and excluding interest rate hedge volatility under IFRS.

                         "Total operating income up 17%"
                     "Strong loan and deposit volume growth"

Total operating income

Total income increased by 17% to EUR 2,078 million.

                                                                          Half-year       Half-year       Underlying
                                                                          June 2006       June 2005         % change
Total operating income                                                        EUR m           EUR m      2006 v 2005

Net interest income                                                           1,429           1,226               16
Other income                                                                    649             538               18

Total operating income                                                        2,078           1,764               17



Commentary on results

Net interest income

Net interest income amounted to EUR 1,429 million, an increase of 16%. Strong loan and deposit growth in Republic of Ireland and UK, strong loan growth in Poland and continuing growth in loan arrangement fees were the key factors generating the increase. Loans to customers increased by 12% and customer accounts increased by 10% on a constant currency basis since 31 December 2005 (details of loan and deposit growth by division are contained on page 13 of this release).


                                                                            Half-year     Half-year                  %
                                                                            June 2006     June 2005          change(1)
Average interest earning assets                                                 EUR m         EUR m        2006 v 2005

Average interest earning assets                                               126,030        99,988                 26

(1) This particular analysis is not adjusted for the impact of exchange rate movements.


                                                                            Half-year     Half-year              Basis
                                                                            June 2006     June 2005              point
Net interest margin                                                                 %             %             change

Group net interest margin                                                        2.29       2.47(2)                -18

(2) The half-year to June 2005 net interest margin has been restated to exclude Ark Life.

The domestic and foreign margins for the half-year to June 2006 are reported on page 32 of this release.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows: The Group net interest margin amounted to 2.29%, a decrease of 18 basis points compared with the half-year to June 2005. The margin reduction was due to a combination of the following factors:

(a) loans increasing at a faster rate than deposits.

(b) a changing mix of products where stronger volume growth has been achieved in lower margin products; corporate loans, home loans and prime rate advances on the lending side and term deposits and other lower margin products on the deposit side.

(c) competitive pressures on loan and deposit pricing.

(d) lower yields on the re-investment of deposit and current account funds as they mature.

The largest factor in the margin reduction was average loans increasing at a greater rate than average deposits compared with 2005. While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average interest earning assets.

The impact of low yields on the investment of deposit and current account funds particularly affected AIB Bank Republic of Ireland and UK divisions. As interest rates increase, the impact of this factor is expected to reduce.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did impact loan and deposit margins. The Group's new business lending continued to meet targeted return on capital hurdles.

Commentary on results
        "Strong increase in investment banking and asset management fees"
                      "Banking fees and commissions up 5%"



Other income

Other income was up 18% to EUR 649 million compared with the half-year to June 2005.


                                                                          Half-year    Half-year         Underlying
                                                                          June 2006    June 2005           % change
Other income                                                                  EUR m        EUR m        2006 v 2005

Dividend income                                                                  19           15                 27
Banking fees and commissions                                                    457          429                  5
Investment banking and asset management fees                                    141           84                 67
Fee and commission income                                                       598          513                 15
Less: fee and commission expense                                               (76)         (70)                  7
Trading income                                                                   81           50                 63
Currency hedging profits / (losses)                                              17          (9)                  -
Interest rate hedge volatility (IAS 39)                                        (19)            2                  -
Trading income                                                                   79           43                 47
Other operating income                                                           29           37                -22

Total other income                                                              649          538                 18

Dividend income increased 27% mainly reflecting growth in dividends from investments held by the Poland business.

Banking fees and commissions increased by 5%, due to increased business and transaction volumes in AIB Bank Republic of Ireland, AIB Bank UK, Poland and Corporate Banking and there was strong growth in credit card activity in Ireland.

Investment banking and asset management fees increased by 67% driven by particularly strong sales performances in Asset Management in Poland and BZWBK's brokerage operation. Total fee and commission income was up 15%.

Trading income increased, with strong growth in interest rate swap and foreign exchange income, bond management activities and increased volumes in the Poland Treasury business. Trading income excludes interest payable and receivable arising from these activities, which is included in net interest income.

Other income as a percentage of total income increased to 31.2% from 30.5% for the half-year June 2005.

Commentary on results
           "Investment to ensure the long term health of the business"
                              "Improved efficiency"
                       - "Very good income / cost gap +6%"
                    - "Cost income ratio down 2.7% to 52.4%"

Total operating expenses

Operating expenses increased by 11% compared with the half-year to June 2005.


                                                                        Half-year     Half-year         Underlying
                                                                        June 2006     June 2005           % change
Operating expenses                                                          EUR m         EUR m        2006 v 2005

Personnel expenses                                                            699           630                 10
General and administrative expenses                                           319           277                 14
Depreciation(1)/amortisation(2)                                                70            65                  6

Total operating expenses                                                    1,088           972                 11



Operating expenses were up 11%, in an environment of significantly higher business volumes and strong revenue growth. In this time of exceptional opportunity and income buoyancy, the decision has been made to invest to sustain the long-term health and development of the business. This has required investment in a resilient risk, compliance and corporate governance framework, recruitment of appropriate skills, the introduction of enhanced reward systems and the building of common operating systems. In addition, costs are being incurred to ensure compliance with a range of regulatory requirements such as Sarbanes Oxley and Basel II. Excluding regulatory driven costs and performance related remuneration resulting from very strong profit growth, the increase was 9%.

Personnel expenses were up 10%, due to higher pension costs and a higher level of variable performance related remuneration. General and administrative expenses were up 14% mainly due to consultancy and systems costs to ensure compliance with a range of previously mentioned regulatory requirements. Depreciation/amortisation increased by 6%, mainly due to the commencement of depreciation on the aforementioned recent investment initiatives.

Improved productivity was evident in a reduction in the cost income ratio by 2.7% to 52.4% from 55.1% in the half-year to June 2005.



(1) Depreciation of property, plant and equipment.

(2) Amortisation/impairment of intangible assets and goodwill.





Commentary on results
      "Exceptionally positive bad debt experience reflecting benign credit environment"
         "Reduction in impaired loans as a percentage of loans to 0.8%"
        "Provision charge down to 3 basis points, not expected to recur"
         "Very significant level of provision write-backs in the period"

Provisions

Total provisions were EUR 12 million, down from EUR 42 million in the half-year to June 2005.


                                                                                  Half-year                Half-year
                                                                                  June 2006                June 2005
Provisions                                                                            EUR m                    EUR m

Provisions for impairment of loans and receivables                                       12                       46
Provisions for liabilities and commitments                                                -                      (5)
Amounts written off financial investments                                                 -                        1

Total provisions                                                                         12                       42

Bad debt experience was exceptionally positive reflecting a benign credit environment and a significant level of provision write-backs in the period. There was a reduction in impaired loans as a percentage of total loans from 1.0% at 31 December 2005 to 0.8% at 30 June 2006 and the provision coverage for impaired loans increased to 81%. The provision for impairment of loans and receivables was EUR 12 million compared with EUR 46 million in the half-year to June 2005, representing a charge of 0.03% of average loans compared with 0.13% in the period to June 2005. The 0.03% charge represents EUR 14 million in the incurred but not reported ('IBNR') category and a net specific write-back of EUR 2 million.

In AIB Bank Republic of Ireland asset quality continued to be strong. Impaired loans as a percentage of total loans reduced to 0.6% at 30 June 2006 from 0.7% at 31 December 2005 and the provision charge remained at 0.14% of average loans compared with the half-year to June 2005. All leading indicators of asset quality across the retail and commercial portfolios remain solid.

The bad debt charge in the UK division decreased to 0.08% compared with 0.11% for the half-year to June 2005 reflecting positive bad debt experience and very strong recoveries. Impaired loans remained at 0.9% of total loans compared with 31 December 2005.

In Capital Markets, there were exceptional non-recurring credit provision write-backs during the period. There was a net provision write-back of EUR 37 million or -0.39% of average loans and impaired loans reduced to 0.3% from 0.7% of total loans at 31 December 2005.

The provision charge in Poland was 0.31% of loans compared with 0.26% in the half-year to June 2005. The downward trend in impaired loans continued with the ratio of impaired loans as a percentage of loans declining to 6.3% from 6.8% at 31 December 2005.

There were no net provisions for liabilities and commitments or for amounts written off financial investments in the half-year to June 2006.

Share of results of associated undertakings

The profit in the half-year to June 2006 was EUR 86 million compared to EUR 70 million in the half-year to June 2005 and mainly reflects AIB's 23.9% share of the income after taxation of M&T Bank Corporation (EUR 80 million) and income after taxation from the recently completed venture in Life and Pensions with Hibernian.

Commentary on results

The following commentary is in respect of the total Group.
                         "Loans up 12%, deposits up 10%"
                          "Effective tax rate at 18.2%"

Balance sheet

Total assets amounted to EUR 144 billion compared to EUR 133 billion at 31 December 2005. Adjusting for the impact of currency, total assets were up 10% and loans to customers were up 12% since 31 December 2005 while customer accounts increased by 10%. Risk weighted assets excluding currency factors increased by 11% to EUR 111 billion.

Risk weighted assets, loans to customers and customer accounts (excluding currency factors)


                                                                 Risk weighted       Loans to           Customer
                                                                        assets      customers        accounts(1)
% change June 2006 v December 2005                                    % change       % change           % change

AIB Bank Republic of Ireland                                                18             16                  7
AIB Bank UK                                                                  9              9                 13
Capital Markets                                                              5              7                 25
Poland                                                                       6              8                  3

AIB Group                                                                   11             12                 10

(1) Excludes money market funds

Assets under management/administration and custody

Assets under management in the Group amounted to EUR 15 billion and assets under administration and custody amounted to EUR 265 billion at 30 June 2006.

Taxation

The taxation charge was EUR 221 million compared with EUR 167 million in the half-year to June 2005. The effective tax rate was 18.2% compared with 20.2% in the half-year to June 2005 (or 18.4% excluding the bank levy). The taxation charge excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group profit before taxation. The effective tax rate is influenced by the geographic mix of profits, which are taxed at the rates applicable in the jurisdictions where we operate.

Commentary on results

     "EPS guidance increased - growth targeted to be over 20% for year 2006"
                            "Return on equity 30.4%"

 Return on equity and return on assets

The return on equity increased to 30.4% compared to 20.1% in the half-year to June 2005 and the return on assets was 1.67%, up from 1.23% in the half-year to June 2005. The return on equity was boosted by the profit on Bankcentre(1) and the profit on the disposal of Ark Life.

Capital ratios

A strong capital position was reflected in a Tier 1 ratio of 8.0% and a total capital ratio of 11.1%.

Outlook

Momentum and the operating performance in all our principal franchises is strong. The impaired loan provision charge in the first half-year should be considered exceptional due to very high levels of credit provision write-backs. Arising from positive business trends and well distributed customer demand, growth in adjusted basic earnings per share (2005 base EUR 145.9c) is now targeted to be over 20% for the full year 2006.



(1) Includes profit on the new Bankcentre development (EUR 29 million after tax) and part of the profit on the disposal of the existing Bankcentre (EUR 67 million after tax).



Divisional commentary

On a divisional basis, profit is measured in euro and consequently includes the impact of currency movements. The underlying percentage change is reported in the divisional income statements adjusting for the impact of exchange rate movements on the translation of foreign locations' profit.

AIB Bank Republic of Ireland division profit was up 19%

                          "Very strong revenue growth"
                           "Income / cost gap at +4%"
                     "Cost income ratio decreases to 49.4%"

AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing and Card Services.


                                                                          Half-year     Half-year         Underlying
                                                                          June 2006     June 2005           % change
AIB Bank Republic of Ireland income statement                                 EUR m         EUR m        2006 v 2005

Net interest income                                                             745           637                 17
Other income                                                                    212           183                 16

Total operating income                                                          957           820                 17
Total operating expenses                                                        473           417                 13

Operating profit before provisions                                              484           403                 20
Provisions                                                                       35            27                 35

Operating profit                                                                449           376                 19
Share of results of associated undertakings                                       4             -                  -
Profit on disposal of property                                                    -             4                  -

Profit before taxation                                                          453           380                 19

AIB Bank Republic of Ireland generated growth in profit before tax of 19% underpinned by a continuing strong Irish economy and a dynamic AIB franchise. Operating income was up 17% and operating expenses were up 13% with the operating income/cost gap at +4%.

The strong profit growth reflects increased customer demand for products and services and the benefits of a refined branch operating model. Loans and deposits increased by 16% and 7% respectively since 31 December 2005 (+33% and +20% compared with June 2005), despite ongoing, though largely unchanged competitive pressure. Operating expenses were up 13%. Increased staff numbers reflecting higher activity levels across the business, annual salary inflation, the impact of a new career framework pay structure, performance related costs and pension costs were key drivers. In addition increased costs were incurred in a number of non-business related areas, including mandatory / regulatory driven project costs. The strong operating performance is further reflected in an improvement in the cost income ratio which reduced to 49.4% compared with 51.0% in June 2005. Asset quality remains strong and the provision charge for the half-year to 30 June 2006, was 0.14% of average loans, unchanged from the half-year to 30 June 2005. The increase in absolute amounts reflects the growth in loans.

Retail Banking reported a very strong half-year profit. Business lending growth was exceptionally strong, with personal lending, home mortgages and private banking activities all experiencing excellent increases reflecting buoyant customer response to competitive product offerings. Profit growth in AIB Card Services also increased significantly, resulting from strong revenue due to higher consumer spending and card balances, with costs flat compared with the comparative period. In AIB Finance and Leasing there was solid profit growth reflecting a strong growth in loan volumes and new business levels, particularly in the motor, plant and equipment and property finance sectors.

The recently completed venture in Life and Pensions with Hibernian is an important part of the wealth management platform being developed by AIB in Ireland.

Divisional commentary

Capital Markets division profit was up 58% on the half-year to June 2005


              "Another excellent performance in Corporate Banking"
                   "Exceptional credit provision write-backs"
       "Customer treasury business was very strong and wholesale trading performed well"
                 "Investment Banking profits show strong growth"
                           "Income / cost gap at +13%"



Capital Markets Global Treasury, Corporate Banking and Investment Banking.


                                                                         Half-year    Half-year         Underlying
                                                                         June 2006    June 2005           % change
Capital Markets income statement                                             EUR m        EUR m        2006 v 2005

Net interest income                                                            239          214                 11
Other income                                                                   227          194                 15

Total operating income                                                         466          408                 13
Total operating expenses                                                       202          200                  -

Operating profit before provisions                                             264          208                 26
Provisions                                                                    (34)            3                  -

Operating profit                                                               298          205                 45
Share of results of associated undertakings                                      2            1                 47
Profit on disposal of business                                                  26            -                  -

Profit before taxation                                                         326          206                 58

Profit before taxation at EUR 326 million was 58% ahead of the comparative period, with operating profit up 45%. The performance benefited from a combination of strong revenue growth, tight cost management and exceptional credit provision write-backs. Operating profit before provisions at EUR 264 million was 26% ahead of the comparative period.

Performance in Corporate Banking was excellent with operating profit before provisions up 24% and pre-tax profit up 59% on the comparative period. Loans increased by 7% since 31 December 2005 (21% since 30 June 2005), reflecting strong underlying growth, principally in our International and New York businesses, partly impacted by the repositioning of certain loan portfolios.

Overall, Global Treasury profit was up 36% compared with the half year to June 2005. Our Customer Treasury business performed strongly and was well ahead of the comparative period. Wholesale Treasury business performed well, in a difficult trading environment in the first half-year, with a good profit increase compared to 2005.

Investment Banking profit was 35% ahead of the half-year to June 2005. The result was underpinned by strong profit growth in asset management and stockbroking.

Operating expenses were in line with June 2005 with investment in growth businesses offset by the impact of selective business rationalisation during the latter half of 2005. The cost income ratio decreased to 43.5% from 49.1% reflecting increased productivity.

Exceptional credit provision write-backs were experienced during the period, reflecting the uniquely benign global credit environment. A conservative approach to credit management continues to be adopted and the quality of our loan portfolios remains strong.

Profit on disposal of business was earned on the transfer of the management of certain investment contracts to Aviva, as part of the Ark Life disposal.

The consistency and quality of growth underlines the capability within the division to identify, develop and sustain profitable sectors and niches.

Divisional commentary

AIB Bank UK division profit was up 18%

                      "Buoyant growth in customer volumes"
                           "Income / cost gap at +5%"
                  "Cost income ratio improves by 2.0% to 47.3%"

AIB Bank UK Retail and commercial banking operations in Great Britain and Northern Ireland.


                                                                          Half-year     Half-year         Underlying
                                                                          June 2006     June 2005           % change
AIB Bank UK income statement                                                  EUR m         EUR m        2006 v 2005

Net interest income                                                             287           247                 17
Other income                                                                     75            74                  2

Total operating income                                                          362           321                 13
Total operating expenses                                                        171           158                  8

Operating profit before provisions                                              191           163                 18
Provisions                                                                        7             8                 -4

Operating profit                                                                184           155                 19
Profit on disposal of property                                                    -             1                  -

Profit before taxation                                                          184           156                 18

AIB Bank UK had an excellent business performance in the half-year to June 2006 with profit before taxation increasing by 18%, continuing the trend of strong double-digit growth in recent periods. Loans and deposits increased by 9% and 13% respectively since 31 December 2005 and by 25% and 18% when compared with 30 June 2005,resulting in a net interest income increase of 17%. Other income was up 2%, reflecting growth in credit card income and banking commissions. Operating expenses were up 8%, due to increases in staff numbers, marketing expenditure and pension costs combined with annual salary increases. The cost income ratio improved from 49.3% to 47.3%.

Allied Irish Bank (GB), primarily a business bank, reported significant profit growth of 27% to EUR 103 million in 2006. This growth was driven primarily by strong volume growth with loans and deposits increasing by 27% and 21% respectively since 30 June 2005. This volume growth underpins the strength of customer demand and is the result of consistently focusing on chosen business sectors. Costs increased by 11% when compared against the same period last year, driven by the same factors noted above. The cost income ratio improved from 48.7% to 46.0% reflecting improved productivity.

In Northern Ireland, First Trust Bank increased profit before tax to EUR 81 million representing 9% growth on the same period last year (11% if the impact of property disposals is excluded). Loans and deposits were up 23% and 15% respectively when compared with 30 June 2005 with strong growth in business and home mortgage lending activity. Costs increased by 6% impacted by higher pension costs. Higher productivity resulted in an improvement in the cost income ratio from 50.0% to 48.7%.

Divisional commentary

Poland division profit was EUR 114 million, up 62%

                           "Substantial profit growth"
                      "Strong increase in customer lending"
                      "Exceptional growth in mutual funds"
                            "Income / cost gap + 17%"

Poland Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.

BZWBK Wholesale Treasury and share of certain Investment Banking subsidiaries results are reported in Capital Markets division.


                                                                           Half-year     Half-year         Underlying
                                                                           June 2006     June 2005           % change
Poland income statement                                                        EUR m         EUR m        2006 v 2005

Net interest income                                                              112            93                 16
Other income                                                                     162           115                 34

Total operating income                                                           274           208                 26
Total operating expenses                                                         156           136                  9

Operating profit before provisions                                               118            72                 58
Provisions                                                                         4             4                 -2

Profit before taxation                                                           114            68                 62

Profit before taxation was up by 62% on a local currency basis to EUR 114 million, reflecting increasingly strong momentum across the division's business lines, generated through higher business activity and volumes and the execution of its business strategy.

Total operating income increased by 26% with net interest income increasing by 16% and other income increasing by 34%. The first half-year saw a material pick up in the demand for credit. Total loans increased by 8% since December 2005 (12% since 30 June 2005), with the pick-up in retail lending continuing and an increased demand for business lending, which increased by 8%. Mortgage growth at 10% continued to be tempered by the market preference for foreign exchange denominated lending. Overall lending margins were maintained reflecting a better product mix, despite increasing competition in business and mortgage lending. Customer deposits increased by 3% since December 2005 (7% since 30 June 2005), with growth primarily in current accounts and foreign exchange deposits. Deposit growth must be seen in the context of customer preference for mutual funds in which we are achieving very significant growth (as outlined below). Lower interest rates and increased competition reduced deposit margins, compensated somewhat by a better product mix.

Other income growth of 34% was driven by a variety of positive factors, including exceptional growth in assets under management. Mutual fund balances increased 230% on June 2005 and market share increased to 16.4% in June 2006 from 12.6% in December 2005. Outstanding sales and favourable portfolio mix resulted in asset management income growth of 341%. The brokerage business enjoyed an excellent half-year with substantial increases in turnover, buoyed by the performance of the Warsaw Stock Exchange in the first half of 2006. In addition, E-business and payment fees, dividends, equity disposals and foreign exchange income also contributed to the strong growth.

Operating expenses increased by 9% reflecting increased business activity and higher performance related costs.

Impaired loans as a percentage of total loans continued to decline with the ratio at 6.3% at 30 June 2006 compared with 6.8% at 31 December 2005. Total provisions were at the same level as the half-year to June 2005. The credit provision charge as a percentage of average loans was 0.31%, compared with 0.26% in the half-year to June 2005.

Divisional commentary

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations' profit, unallocated costs of central services and the contribution from AIB's share of approximately 23.9% in M&T Bank Corporation ('M&T').


                                                                                         Half-year         Half-year
                                                                                         June 2006         June 2005
Group income statement                                                                       EUR m             EUR m

Net interest income                                                                             46                35
Other income/(loss)                                                                           (27)              (28)

Total operating income                                                                          19                 7
Total operating expenses                                                                        86                61

Operating loss                                                                                (67)              (54)
Share of results of associated undertaking - M&T                                                80                69
Profit on disposal of property                                                                  90                 -
Construction contract income                                                                    34                 -

Profit before taxation                                                                         137                15

Group reported profit of EUR 137 million for the half-year to June 2006 compared with a profit of EUR 15 million in 2005. The increase mainly reflects profit on the partial disposal of the existing Bankcentre building and profit on the new Bankcentre development (total EUR 124 million).

Net interest income increased due to higher capital income resulting from higher capital balances (strong retained earnings and the return on the funds generated from the sale of Bankcentre and Ark Life). Other income/(loss) remained broadly in line with June 2005. In the half-year to June 2006 there was profit from the economic hedging of foreign currency translation including EUR 12 million of mark to market profit relating to economic hedges in place for the second half of 2006. The profit from foreign exchange hedging was offset by interest rate hedge volatility. Other income/(loss) in the half-year to June 2005 included economic hedging losses in relation to foreign currency translation hedging and interest rate hedge volatility.

Total operating expenses were higher due to increased compliance related spend, mainly Sarbanes Oxley and Basel II and systems development costs. Performance related costs were higher in line with strong profit growth.

AIB's share of M&T after-tax profit in 2006 amounted to EUR 80 million. On a local currency basis M&T's contribution of US$ 98 million increased by 11% relative to the half-year to June 2005 of US$ 88 million. AIB benefited from a 23.9% share of profit compared to a 23.3% share in the half-year to June 2005. M&T reported its half-year results on 12 July 2006, showing strong earnings growth with net income up 8% to US$ 415 million. US GAAP-basis diluted earnings per share was up 10% to US$ 3.64 from US$ 3.31 in the half-year to June 2005. Diluted net operating earnings per share, which excludes the amortisation of core deposit and other intangibles and branch acquisition related expenses, was US$ 3.79, up 10% from US$ 3.46.

Profit on disposal of property relates to part of the profit on the disposal of the existing Bankcentre building. Construction contract income reflects the profit from the new development at Bankcentre.

                    NOTES IN AIB 2006 INTERIM RESULTS PART 2

Notes

1 Accounting policies and presentation of financial information

The accounting policies that the Group applied in the preparation of the interim financial statements for the half year ended 30 June 2006 are in accordance with the recognition and measurement principles of International Financial Reporting Standards as adopted by the EU and are consistent with those set out in the Annual Report and Accounts for the year ended 31 December 2005.

2 Disposal of Ark Life Assurance Company Limited ('Ark Life'). Acquisition of an interest of 24.99% in Hibernian Life Holdings Limited.

On 30 January 2006, the previously announced venture with Aviva Group p.l.c. for the manufacture and distribution of life and pensions products in the Republic of Ireland was completed. The transaction brought together Hibernian Life & Pensions Limited and Ark Life under a holding company Hibernian Life Holdings Limited of which AIB owns 24.99%. AIB has entered into an exclusive agreement to distribute the life and pensions products of the venture.

Under IFRS 5,'Non-current assets held for sale and discontinued operations', the income and expenses, up to the date of disposal, the operations deemed to be disposed of, have been reported net of taxation as a discontinued operation below profit after taxation. The impact of the restatement on the previously reported June 2005 figures is outlined below. The assets and liabilities of Ark Life as 31 December 2005 were classified as held for sale, separate from other assets and liabilities on the balance sheet. There has been no restatement of 30 June 2005 balance sheet figures as the assets and liabilities were not held for sale at that date.



                                                                                                          30 June 2005

                                                                       As previously   Discontinued         Continuing
                                                                            reported     operations         operations
                                                                               EUR m          EUR m              EUR m

Net interest income                                                            1,268             42              1,226
Other income                                                                     890            352                538

Total operating income                                                         2,158            394              1,764
Insurance and investment contract liabilities                                    355            355                  -
and claims
Total operating expenses                                                         985             13                972
Provisions                                                                        42              -                 42

Operating profit                                                                 776             26                750
Share of results of associated undertakings                                       70              -                 70
Profit on disposal of property                                                     5              -                  5

Profit before taxation                                                           851             26                825
Taxation                                                                         169              2                167

Profit after taxation                                                            682             24                658

The transaction gave rise to a profit of EUR 154m of which EUR 26m is treated as a profit on disposal of business and EUR 128m as a profit on disposal of a discontinued operation. The profit for Ark Life for the period to date of disposal is included within discontinued operations. The contribution of the venture for the 5 months ended June 2006 is included within share of results of associated undertakings. The carrying value of the investment is shown within interests in associated undertakings.

Notes


                                                                                                  Half-year 30 June 2006
                                                   AIB Bank   AIB Bank     Capital   Poland        Group           Total
                                                        ROI         UK     Markets
3 Segmental information                               EUR m      EUR m       EUR m    EUR m        EUR m           EUR m

Operations by business segments(1)
Net interest income                                     745        287         239      112           46           1,429
Other income                                            212         75         227      162         (27)             649

Total operating income                                  957        362         466      274           19           2,078
Total operating expenses                                473        171         202      156           86           1,088
Provisions                                               35          7        (34)        4            -              12

Operating profit/(loss)                                 449        184         298      114         (67)             978
Share of results of associated undertakings               4          -           2        -           80              86
Profit on disposal of property                            -          -           -        -           90              90
Construction contract income                              -          -           -        -           34              34
Profit on disposal of business                            -          -          26        -            -              26
Profit before taxation - continuing
operations                                              453        184         326      114          137           1,214

Balance sheet
Total loans                                          52,754     19,721      28,380    4,478          261         105,594
Total deposits                                       39,275     12,177      65,515    6,262          120         123,349
Total assets                                         58,261     21,851      50,134    7,702        6,125         144,073
Total risk weighted assets                           45,997     19,874      39,654    4,716          826         111,067
Net assets(2)                                         3,070      1,326       2,647      315           55           7,413


                                                                                                  Half-year 30 June 2005
                                                   AIB Bank   AIB Bank     Capital   Poland        Group           Total
                                                        ROI         UK     Markets
                                                      EUR m      EUR m       EUR m    EUR m        EUR m           EUR m

Operations by business segments(1)
Net interest income                                     637        247         214       93           35           1,226
Other income                                            183         74         194      115         (28)             538

Total operating income                                  820        321         408      208            7           1,764
Total operating expenses                                417        158         200      136           61             972
Provisions                                               27          8           3        4            -              42

Operating profit/(loss)                                 376        155         205       68         (54)             750
Share of results of associated undertakings               -          -           1        -           69              70
Profit on disposal of property                            4          1           -        -            -               5
Profit before taxation - continuing
operations                                              380        156         206       68           15             825

Balance sheet
Total loans                                          39,858     15,772      18,546    3,827          211          78,214
Total deposits                                       29,260     10,576      47,771    5,869          170          93,646
Total assets                                         44,672     17,625      40,935    7,563        5,142         115,937
Total risk weighted assets                           34,781     14,611      33,643    4,154        1,047          88,236
Net assets(2)                                         2,616      1,099       2,530      312           79           6,636





Notes
                                                                                                   Year 31 December 2005
                                                    AIB Bank   AIB Bank    Capital   Poland        Group           Total
                                                         ROI         UK    Markets
3 Segmental information (continued)                    EUR m      EUR m      EUR m    EUR m        EUR m           EUR m

Operations by business segments(1)
Net interest income                                    1,314        516        435      205           60           2,530
Other income                                             376        148        407      222         (36)           1,117

Total operating income                                 1,690        664        842      427           24           3,647
Total operating expenses                                 867        323        400      280          141           2,011
Provisions                                                55         21         46       15            6             143

Operating profit/(loss)                                  768        320        396      132        (123)           1,493
Share of results of associated undertakings              (1)          -          2        -          148             149
Profit on disposal of property                            12          2          -        -            -              14
Construction contract income                               -          -          -        -           45              45
Profit on disposal of businesses                           -          -          5        -            -               5
Profit before taxation - continuing
operations                                               779        322        403      132           70           1,706

Balance sheet
Total loans                                           45,523     18,346     23,794    4,487          211          92,361
Total deposits                                        34,172     10,958     58,038    6,229          123         109,520
Total assets                                          55,224     20,031     44,371    7,813        5,775         133,214
Total risk weighted assets                            39,073     18,335     38,974    4,640          634         101,656
Net assets(2)                                          2,564      1,203      2,558      305           42           6,672


                                                                                                  Half-year 30 June 2006
                                                 Republic of     United     United   Poland      Rest of           Total
                                                     Ireland  States of    Kingdom             the world
                                                                America
                                                       EUR m      EUR m      EUR m    EUR m        EUR m           EUR m

Operations by geographical segments(3)
Net interest income                                      891         26        381      126            5           1,429
Other income                                             310         31        113      190            5             649

Total operating income                                 1,201         57        494      316           10           2,078
Total operating expenses                                 682         21        220      160            5           1,088
Provisions                                                28        (1)       (19)        4            -              12

Operating profit                                         491         37        293      152            5             978
Share of results of associated undertakings                6         80          -        -            -              86
Profit on disposal of property                            90          -          -        -            -              90
Construction contract income                              34          -          -        -            -              34
Profit on disposal of business                            26          -          -        -            -              26
Profit before taxation - continuing
operations                                               647        117        293      152            5           1,214

Balance sheet
Total loans                                           69,964      3,881     26,837    4,478          434         105,594
Total deposits                                        89,024      4,479     23,570    6,262           14         123,349
Total assets                                          99,707      5,299     30,907    7,721          439         144,073
Net assets(2)                                          4,593        538      1,909      338           35           7,413



Notes
                                                                                                  Half-year 30 June 2005
                                                 Republic of    United       United    Poland    Rest of           Total
                                                     Ireland States of      Kingdom            the world
                                                               America
3 Segmental information (continued)                    EUR m     EUR m        EUR m     EUR m      EUR m           EUR m
Operations by geographical segments(3)
Net interest income                                      758        20          339       106          3           1,226
Other income                                             249        37          124       125          3             538
Total operating income                                 1,007        57          463       231          6           1,764
Total operating expenses                                 596        35          198       140          3             972
Provisions                                                21       (2)           19         4          -              42

Operating profit                                         390        24          246        87          3             750
Share of results of associated undertakings                1        69            -         -          -              70
Profit on disposal of property                             4         -            1         -          -               5
Profit before taxation - continuing
operations                                               395        93          247        87          3             825

Balance sheet
Total loans                                           49,987     2,428       21,780     3,827        192          78,214
Total deposits                                        62,020     3,730       22,027     5,869          -          93,646
Total assets                                          79,207     3,561       25,488     7,487        194         115,937
Net assets(2)                                          4,148       471        1,791       214         12           6,636


                                                                                                   Year 31 December 2005
                                                 Republic of    United       United    Poland    Rest of           Total
                                                     Ireland States of      Kingdom            the world
                                                               America
                                                       EUR m     EUR m        EUR m     EUR m      EUR m           EUR m
Operations by geographical segments(3)
Net interest income                                    1,564        45          689       225          7           2,530
Other income                                             537        68          252       251          9           1,117
Total operating income                                 2,101       113          941       476         16           3,647
Total operating expenses                               1,239        62          413       290          7           2,011
Provisions                                                70         1           54        15          3             143

Operating profit                                         792        50          474       171          6           1,493
Share of results of associated undertakings                1       148            -         -          -             149
Profit on disposal of property                            12         -            2         -          -              14
Construction contract income                              45         -            -         -          -              45
Profit on disposal of businesses                           -         4            1         -          -               5
Profit before taxation - continuing
operations                                               850       202          477       171          6           1,706

Balance sheet
Total loans                                           58,831     3,863       24,888     4,487        292          92,361
Total deposits                                        77,971     4,021       21,291     6,229          8         109,520
Total assets                                          91,622     5,071       28,411     7,815        295         133,214
Net assets(2)                                          4,039       477        1,810       320         26           6,672



Notes

3 Segmental information (continued)

(1)The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

(2)The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

(3)The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.



                                                                             Half-year    Half-year                Year
                                                                               30 June      30 June         31 December
                                                                                  2006         2005                2005
4 Interest and similar income                                                    EUR m        EUR m               EUR m
Interest on loans and receivables to banks                                         140           50                 167
Interest on loans and receivables to customers                                   2,460        1,905               4,032
Interest on trading portfolio financial assets                                     181          142                 305
Interest on financial investments available for sale                               349          324                 647
                                                                                 3,130        2,421               5,151


                                                                             Half-year    Half-year                Year
                                                                               30 June      30 June         31 December
                                                                                  2006         2005                2005
5 Interest expense and similar charges                                           EUR m        EUR m               EUR m
Interest on amounts due to banks and customers                                   1,187          902               1,944
Interest on debt securities in issue                                               424          239                 545
Interest on subordinated liabilities and other capital                              90           54                 132
instruments
                                                                                 1,701        1,195               2,621


                                                                             Half-year    Half-year                Year
                                                                               30 June      30 June         31 December
                                                                                  2006         2005                2005
6 Trading income                                                                 EUR m        EUR m               EUR m
Foreign exchange contracts                                                          61           18                  59
Profits less losses from trading portfolio assets                                  (4)           38                  84
Interest rate contracts                                                             18         (15)                (32)
Equity index contracts                                                               4            2                   1
                                                                                    79           43                 112


                                                                             Half-year    Half-year                Year
                                                                               30 June      30 June         31 December
                                                                                  2006         2005                2005
7 Other operating income                                                         EUR m        EUR m               EUR m
Profit on disposal of available for sale debt securities                             1           16                  17
Profit on disposal of available for sale equity shares                               7            4                   2
Profit on disposal of investments in associated undertakings                         2            -                   -
Miscellaneous operating income                                                      19           17                  53
                                                                                    29           37                  72


                                                                             Half-year    Half-year               Y ear
                                                                               30 June      30 June         31 December
                                                                                  2006         2005                2005
8 Administrative expenses                                                        EUR m        EUR m               EUR m
Personnel expenses                                                                 699          630               1,298
General and administrative expenses                                                319          277                 583
                                                                                 1,018          907               1,881

Notes

9 Profit on disposal of property

In April 2006, the Group announced that it had agreed a sale and leaseback of its existing headquarters building. The property has been sold in two lots, for a total consideration of EUR 378m. One part of the sale and leaseback transaction had completed at 30 June 2006, giving rise to the recognition of a profit of EUR 90m (tax charge EUR 23m). The second part of the transaction completed on 21 July 2006, giving rise to a profit of EUR 168m (tax charge EUR
32m), to be recognised in the second half of the year. The initial annual rent payable on these buildings is EUR 11.6m.


                                                                          Half-year    Half-year                Year
                                                                            30 June      30 June         31 December
                                                                               2006         2005                2005
10 Construction contract income                                               EUR m        EUR m               EUR m
Construction revenue                                                             62            -                  81
Construction expense                                                           (28)            -                (36)
                                                                                 34            -                  45

In 2005, Blogram Limited a property development company and subsidiary of Allied Irish Banks, p.l.c., contracted with the Serpentine Consortium to construct on a fixed price contract basis, a new development at Bankcentre, Ballsbridge, Dublin on the behalf of the consortium. At 30 June 2006, EUR 87m (31 December 2005: EUR
26m) was due from the consortium in respect of construction contracts in progress. A subsidiary of AIB has contracted with the Serpentine Consortium to lease the property on completion at an initial rent of EUR 16.1m per annum for a period of 33 years with a break clause at year 23.


                                                                           Half-year    Half-year               Year
                                                                             30 June      30 June        31 December
                                                                                2006         2005               2005
11 Taxation                                                                    EUR m        EUR m              EUR m

Allied Irish Banks, p.l.c. and subsidiaries
      Corporation tax in Republic of Ireland

          Current tax on income for the period(1)                                120           75                160
          Adjustments in respect of prior periods                                  -            2                  1

                                                                                 120           77                161
Double taxation relief                                                          (14)         (10)               (10)
                                                                                 106           67                151
                Foreign tax
                   Current tax on income for the period                          139          106                163
                   Adjustments in respect of prior periods                        (6)          (1)               (11)
                                                                                 133          105                152
                                                                                 239          172                303
Deferred taxation
                Origination and reversal of timing differences                   (18)          (6)                 16
                Other                                                              -            1                  -
                                                                                (18)          (5)                 16
Total income tax expense - continuing operations                                 221          167                319
Effective income tax rate - continuing operations                              18.2%        20.2%              18.7%

(1) The 30 June 2005 and 31 December 2005 figures included a charge of EUR 14.7m and EUR 29.5m respectively in relation to the Irish Government bank levy.



Notes


                                                                             Half-year     Half-year                Year
                                                                               30 June       30 June         31 December
                                                                                  2006          2005                2005
12 Earnings per EUR 0.32 ordinary share                                          EUR m         EUR m               EUR m

(a) Basic
Profit attributable to equity holders of the parent                              1,089           661               1,343
Distributions to other equity holders                                             (38)          (38)                (38)
Profit attributable to the ordinary shareholders                                 1,051           623               1,305
Weighted average number of shares in issue during the period                    868.0m        862.6m              864.5m
Earnings per share                                                          EUR 121.2c     EUR 72.3c          EUR 151.0c


                                                                             Half-year     Half-year                Year
                                                                               30 June       30 June         31 December
                                                                                  2006          2005                2005
(b) Diluted                                                                      EUR m         EUR m               EUR m

Profit attributable to ordinary shareholders                                     1,051           623               1,305
Dilutive impact of potential ordinary shares in associated company
                                                                                   (1)           (1)                 (1)
Adjusted profit attributable                                                     1,050           622               1,304


                                                                                Number of shares (millions)
Weighted average number of shares in issue during the period                     868.0         862.6               864.5
Dilutive effect of options outstanding                                             6.6           5.0                 5.7

Adjusted weighted average number of shares                                       874.6         867.6               870.2

Earnings per share - diluted                                                EUR 120.1c     EUR 71.7c          EUR 149.8c




                                                                       Basic                                    Diluted
                                          Half-year  Half-year          Year        Half-year   Half-year          Year
                                            30 June    30 June   31 December          30 June     30 June   31 December
                                               2006       2005          2005             2006        2005          2005
13 Adjusted earnings per share                 cent       cent          cent             cent        cent          cent

Earnings per share                            121.2       72.3         151.0            120.1        71.7         149.8
EPS - discontinued operations                  15.3        2.9           5.3             15.1         2.8           5.2

EPS - continuing operations                   105.9       69.4         145.7            105.0        68.9         144.6
Adjustments:
      Profit on sale of Bankcentre             (7.6)          -             -            (7.6)           -             -

      Construction contract income             (3.4)          -         (4.4)            (3.3)           -         (4.4)

      Profit on disposal of business           (2.9)          -             -            (2.9)           -             -

      Hedge volatility                          1.7        0.1         (0.7)              1.7         0.1         (0.7)

Adjusted EPS - continuing operations           93.7       69.5         140.6             92.9        69.0         139.5

Adjusted earnings per share is presented to help understand the underlying performance of the Group. The adjustments in 2006 and 2005 are items that do not reflect the underlying business performance.



Notes


                                                                             30 June      31 December          30 June
                                                                                2006             2005             2005
14 Trading portfolio financial assets                                          EUR m            EUR m            EUR m
Loans and receivables to banks                                                     3                3                3
Loans and receivables to customers                                                18               72               39
Debt securities:
                Government securities                                            717              922            1,234
                Other public sector securities                                    39               19               20
                Other debt securities                                          9,913            9,008            8,136
                                                                              10,669            9,949            9,390
Equity shares                                                                    130               89               70
                                                                              10,820           10,113            9,502

                                                                             30 June      31 December          30 June
                                                                                2006             2005             2005
15 Loans and receivables to customers                                          EUR m            EUR m            EUR m
Loans and receivables to customers                                            91,667           81,171           71,071
Amounts receivable under finance leases                                        1,634            1,620            1,593
Amounts receivable under hire purchase contracts                               1,288            1,154            1,084
Unquoted debt securities                                                       1,073            1,287              923
                                                                              95,662           85,232           74,671

                                                                             30 June      31 December          30 June
                                                                                2006             2005             2005
16 Provisions for impairment of loans and receivables                          EUR m            EUR m            EUR m

At beginning of period                                                           676              760              760
IFRS transition adjustment                                                         -            (146)            (146)
Transfer from debt securities                                                      -                -                4
Exchange translation adjustments                                                (14)               16               10
Charge against income statement                                                   12              115               46
Amounts written back                                                            (36)             (72)             (23)
Recoveries of amounts written off in previous years                                4                3                1
At end of period                                                                 642              676              652

At end of period:
Specific                                                                         468              514              500
IBNR                                                                             174              162              152
                                                                                 642              676              652

Amounts include:
Loans and receivables to banks                                                     2                2                2
Loans and receivables to customers                                               640              674              650
                                                                                 642              676              652


Notes

17 Risk elements in lending

Management has set out below the amount of loans, without giving effect to available security and before deduction of provisions, classified as (a) Impaired Loans and (b) Accruing loans which are contractually past due 90 days or more as to principal or interest:


                                                                            30 June      31 December          30 June
                                                                               2006             2005             2005
                                                                              EUR m            EUR m            EUR m

Impaired loans(1)
Republic of Ireland                                                             332              347              350
United Kingdom                                                                  198              246              234
Poland                                                                          248              262              277
Rest of world                                                                     9               13                4
                                                                                787              868              865

Accruing loans which are contractually past due 90 days
or more as to principal or interest(2)
Republic of Ireland                                                             158              124              113
United Kingdom                                                                  109               61               54
                                                                                267              185              167

(1)Total interest income that would have been recorded during the half-year ended 30 June 2006, had interest on gross impaired loans been included in income amounted to EUR 9m for Republic of Ireland (31 December 2005: EUR 15m; 30 June 2005: EUR 9m), EUR 4m for United Kingdom (31 December 2005: EUR 8m; 30 June
2005:  EUR 3m) and EUR 9m for Poland (31 December  2005:  EUR 23m; 30 June 2005:
EUR 8m). Interest on impaired loans (net of provisions) included in income for the half-year ended 30 June 2006 totalled EUR 10m (31 December 2005: EUR 19m; 30 June 2005: EUR 5m).

(2)Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.


                                                                            30 June      31 December          30 June
                                                                               2006             2005             2005
18 Financial investments available for sale                                   EUR m            EUR m            EUR m

Debt securities:
                Government securities                                         8,273            8,522            7,744
                Other public sector securities                                  915              507              603
                Bank and building society certificates of deposit             1,232              643              495

Other debt securities                                                         8,072            7,021            7,479
                                                                             18,492           16,693           16,321
Equity shares                                                                   172              171              166
                                                                             18,664           16,864           16,487



Notes
                                                                             30 June      31 December          30 June
                                                                                2006             2005             2005
19 Customer accounts                                                           EUR m            EUR m            EUR m
Current accounts                                                              22,512           20,909           18,612
Demand deposits                                                                8,372            8,013            7,990
Time deposits                                                                 29,764           28,118           24,296
                                                                              60,648           57,040           50,898


Securities sold under agreements to repurchase                                     3                6               49
Other short-term borrowings                                                    5,913            5,534            4,099
                                                                               5,916            5,540            4,148
                                                                              66,564           62,580           55,046

20 Subordinated liabilities and other capital instruments

In June 2006, Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities ('Preferred Securities') were issued in the amount of StgGBP 350,000,000 and EUR 500,000,000 through Limited Partnerships. The Preferred Securities were issued at par and have the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. ('AIB'). The Preferred Securities have no fixed final redemption date and the holders have no rights to call for the redemption of the Preferred Securities.

The Preferred Securities are redeemable in whole but not in part at the option of the general partner and with the agreement of the Financial Regulator (i) upon the occurrence of certain events or (ii) on or after 14 June 2016 for the Stg GBP 350,000,000 Preferred Securities and 16 June 2016 for the EUR 500,000,000 Preferred Securities.

Distributions on the Preferred Securities are non-cumulative. The distributions on the Stg GBP 350,000,000 Preferred Securities will be payable at a rate of 6.271% semi-annually until 14 June 2016 and thereafter at a rate of 1.23% per annum above 3 month LIBOR, payable quarterly. The distributions on the EUR 500,000,000 Preferred Securities will be payable at a rate of 5.142% per annum up to 16 June 2016 and thereafter at the rate of 1.98% per annum above 3 month EURIBOR, payable quarterly.

In the event of the dissolution of the Limited Partnerships, holders of Preferred Securities will be entitled to receive a liquidation preference in an amount equal to the distributions that those holders would have received in a dissolution of AIB at that time, if they had held, instead of the Preferred Securities, non-cumulative preference shares issued directly by AIB, having the same liquidation preference as the Preferred Securities, and ranking junior to all liabilities of AIB including subordinated liabilities.


                                                                                                      Contract amount
                                                                            30 June      31 December          30 June
                                                                               2006             2005             2005
21 Memorandum items: contingent liabilities and commitments
                                                                              EUR m            EUR m            EUR m

Contingent liabilities:
                Endorsements                                                      -                -               10
                Guarantees and assets pledged as collateral                   6,526            7,157            6,548
security
                Other contingent liabilities                                  1,090            1,396              823
                                                                              7,616            8,553            7,381
Commitments:
                Other commitments                                            22,380           19,558           16,932
                                                                             29,996           28,111           24,313

The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

Notes

22 Derivative financial instruments

The following table presents the notional amounts and fair values of derivative financial instruments as at 30 June 2006 and 31 December 2005.



                                                             30 June 2006                               31 December 2005
                                          Notional            Fair values            Notional                Fair values
                                            amount     Assets Liabilities              amount     Assets     Liabilities
                                             EUR m      EUR m       EUR m               EUR m      EUR m           EUR m

Interest rate contracts(1)                 200,368      1,710     (1,494)             178,326      1,924         (1,600)
Exchange rate contracts(1)                  13,522        242       (216)              19,799        261           (244)
Equity contracts(1)                          5,904        284       (275)               4,386        254           (123)
Credit derivatives                             639          3         (7)                   -          -               -
Total derivative financial
instruments                                220,433      2,239     (1,992)             202,511      2,439         (1,967)

(1)Interest rate, exchange rate and equity contracts have been entered into for both hedging and trading purposes.

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, in relation to derivative instruments, the Group's exposure to market risk is controlled within the risk limits in the Group's Interest Rate Risk and Foreign Exchange Risk Policies and is further constrained by the risk parameters incorporated in the Group's Derivatives Policy as approved by the Board.

23          Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the half-year ended 30 June 2006 and the year ended 31 December 2005. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.


                                                 Half-year ended 30 June 2006            Year ended 31 December 2005
                                         Average        Interest      Average          Average   Interest    Average
                                         balance                         rate          balance                  rate
Assets                                     EUR m           EUR m            %            EUR m      EUR m          %
Loans and receivables to banks
                Domestic offices           5,061              80          3.2            4,596        117        2.5
                Foreign offices            2,595              60          4.7            1,131         50        4.4
Loans and receivables to customers
                Domestic offices          58,694           1,376          4.7           47,806      2,084        4.4
                Foreign offices           31,893           1,018          6.4           27,664      1,768        6.4
Trading portfolio financial assets
                Domestic offices           9,301             165          3.6            7,786        257        3.3
                Foreign offices              963              16          3.3            1,308         48        3.7
Financial investments
                Domestic offices          13,618             258          3.8           12,869        470        3.7
                Foreign offices            3,905              91          4.7            3,220        177        5.5
Total interest earning assets
                Domestic offices          86,674           1,879          4.4           73,057      2,928        4.0
                Foreign offices           39,356           1,185          6.1           33,323      2,043        6.1
Net interest on swaps                                         56                                      125
Total average interest earning           126,030           3,120          5.0          106,380      5,096        4.8
assets
Non-interest earning assets               10,012                                        13,209
Total average assets                     136,042           3,120          4.6          119,589      5,096        4.3
Percentage of assets applicable to
                foreign activities                                       31.6                                   31.1

Notes

23 Average balance sheets and interest rates (continued)


                                                   Half-year ended 30 June 2006              Year ended 31 December 2005
                                                Average     Interest    Average           Average   Interest     Average
                                                balance                    rate           balance                   rate
Liabilities and shareholders' equity              EUR m        EUR m          %             EUR m      EUR m           %

Due to banks
                Domestic offices                 26,689          450        3.4            25,288        693         2.7
                Foreign offices                   2,250           45        4.0             1,963         81         4.1
Due to customers
                Domestic offices                 33,164          336        2.0            27,820        473         1.7
                Foreign offices                  20,675          346        3.4            18,545        642         3.5
Other debt issued
                Domestic offices                 12,451          187        3.0             7,001        171         2.4
                Foreign offices                  10,789          237        4.4             8,486        374         4.4
Subordinated liabilities
                Domestic offices                  3,771           87        4.7             2,925        132         4.5
                Foreign offices                      89            3        5.7                 -          -           -

Total interest earning liabilities
                Domestic offices                 76,075        1,060        2.8            63,034      1,469         2.3
                Foreign offices                  33,803          631        3.8            28,994      1,097         3.8

Total average interest earning liabilities
                                                109,878        1,691        3.1            92,028      2,566         2.8
Non interest earning liabilities                 18,623                                    21,237

Total average liabilities                       128,501        1,691        2.7           113,265      2,566         2.3
Shareholders' equity                              7,541                                     6,324

Total average liabilities and
                shareholders' equity            136,042        1,691        2.5           119,589      2,566         2.2

Percentage of liabilities applicable to
                foreign activities                                         30.6                                     30.7

24 Post-balance sheet events

On 31 July 2006,subsequent to the interim balance sheet date, an interim dividend of EUR 25.3 cent per share was declared by the Board of Directors for payment on 26 September 2006. The interim dividend amounts to EUR 221 million and has not been recorded as a liability in the balance sheet.

25 Approval of accounts

The interim financial statements (unaudited) were approved by the Board of Directors on 31 July 2006.



Financial and other information


                                                                           Half-year     Half-year               Year
                                                                             30 June       30 June        31 December
                                                                                2006       2005(1)               2005
Operating ratios
Operating expenses/operating income                                            52.4%         55.1%              55.2%
Other income/operating income                                                  31.2%         30.5%              30.6%
Net interest margin
                Group                                                          2.29%         2.47%              2.38%
                Domestic                                                       2.04%         2.30%              2.17%
                Foreign                                                        2.84%         2.85%              2.83%

Rates of exchange
EUR/US $
                Closing                                                       1.2713        1.2092             1.1797
                Average                                                       1.2287        1.2894             1.2484
EUR/Stg
                Closing                                                       0.6921        0.6742             0.6853
                Average                                                       0.6883        0.6862             0.6851
EUR/PLN
                Closing                                                       4.0546        4.0388             3.8600
                Average                                                       3.8991        4.0827             4.0276



(1)The results for the half-year ended 30 June 2005 have been restated to represent the results of Ark Life as a discontinued operation to reflect the disposal (note 2).


                                                                           Half-year     Half-year               Year
                                                                             30 June       30 June        31 December
                                                                                2006          2005               2005
Capital adequacy information                                                   EUR m         EUR m              EUR m

Total risk weighted assets                                                   111,067        88,236            101,656

Capital
Tier 1                                                                         8,913         6,794              7,275
Tier 2                                                                         3,815         3,412              4,089
                                                                              12,728        10,206             11,364
Supervisory deductions                                                           349           477                487

Total                                                                         12,379         9,729             10,877


Independent review report of KPMG to Allied Irish Banks, p.l.c.

Introduction

We have been engaged by the company to review the financial information for the six months ended 30 June 2006, which comprises the statement of accounting policies, consolidated interim income statement, consolidated interim balance sheet, consolidated condensed interim statement of cash flows, consolidated interim statement of recognised income and expense, condensed consolidated interim reconciliation of movements in shareholders' equity and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Irish Stock Exchange and the UK Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this review report, or for the conclusions we have reached.

Directors' responsibilities

This interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing this interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.



KPMG

Chartered Accountants

Dublin

31 July 2006


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  1 August 2006                                By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.